UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2019
Commission File Number: 000-55607
First Mining Gold Corp.
(Translation of registrant's name into English)
Suite 1800, 925 West Georgia Street, Vancouver, B.C., V6C3L2
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of First Mining Gold Corp. (File No. 333-231801).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Equity Distribution Agreement dated August 19, 2019

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
First Mining Gold Corp.
(Registrant)

Date: August 20, 2019	/s/ Samir Patel
Samir Patel
General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Equity Distribution Agreement dated August 19, 2019